

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

June 10, 2016

Joseph W. Beyers
Chief Executive Officer
Inventergy Global, Inc.
900 E. Hamilton Avenue #180
Campbell, CA 95008

> **Re:** **Inventergy Global, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed June 6, 2016**
> **File No. 333-211211**

Dear Mr. Beyers:

We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Item 15. Recent Sales of Unregistered Securities, page II-2

1. Since it appears that your offerings are concurrent, that is, the private placement made to certain accredited investors on May 13, 2016 and the pendency of the registration statement filed on May 6, 2016, provide us your analysis on whether the offerings should be integrated. See Release No. 33-8828.

Please contact Lahdan Rahmati, Law Clerk, at (202) 551-8199, Celeste M. Murphy,

Legal Branch Chief, at (202) 551-3257, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications

cc: Joshua Englard, Esq.
   Ellenoff Grossman & Schole LLP